

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece


03050887

F/DI: 19-8-5-2003


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH, D.C. 207 SECTION

BY COURIER

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of the invitation to our annual general meeting of shareholders.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Enclosure
- Invitation to AGM of shareholders



INVITATION
TO THE FIRST ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
OF THE SOCIÉTÉ ANONYME UNDER THE NAME
'PUBLIC POWER CORPORATION S.A.'
S.A. REG. NO. 47829/06/B/00/2

In accordance with the Greek Law and the Articles of Incorporation of the Company and following decision 102/8.5.2003 of the Board of Directors of the Company all the shareholders of the Company under the name 'PUBLIC POWER CORPORATION SOCIETE ANONYME' are hereby invited to the first Annual General Meeting on Wednesday, 4th June 2003, at 10 a.m. at the AEGLI ZAPPIOU, Zappion Gardens, in the Municipality of Athens, in the OLYMPIA Hall, to discuss and decide on the following items on the Agenda:

1. Submission for approval of the financial statements of the Company for the longer than twelve months fiscal year from 1.1.2001 to 31.12.2002, after hearing of the reports of the Board of Directors concerning the events in the said fiscal year and of the chartered auditors.
2. Submission for approval of the consolidated financial statements of the company for the fiscal year from 1.1.2001 to 31.12.2002, after hearing of the reports of the Board of Directors on the consolidated financial statements and of the chartered auditors.
3. Release of the members of the Board of Directors and of the auditors of the Société Anonyme under the name 'PUBLIC POWER CORPORATION S.A.' from all liability for compensation concerning the financial statements, the administration of the Company and the consolidated financial statements for the fiscal year from 1.1.2001 to 31.12.2002.
4. Distribution of the dividend of the company concerning fiscal year from 1.1.2001 to 31.12.2002.
5. Appointment of auditors and alternate auditors of the company for the audit of the financial statements and the consolidated financial statements for the next fiscal year from 1.1.2003 to 31.12.2003 and approval of their remuneration.
6. Approval of the remuneration of the Members of the Board of Directors of the company concerning the fiscal year from 1.1.2001 to 31.12.2002.
7. Renewal of the term of assignment of the C.E.O. of PPC S.A. Extension of his assignment contract and relevant issues.
8. Approval of extra reward for the employees of PPC S.A.
9. Announcements and miscellaneous items.

The Shareholders who wish to participate in the aforesaid Annual General Meeting must, according to the Greek Law and the Articles of Incorporation, submit to the Company's Competent Office (No. 30 Chalkokondili Street, Office 513, 5th floor - Athens), on working days from 10:00 to 13:00 and at least five (5) full days prior to the first annual General Meeting, the following documents:

a. Those Shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Agency) should block their shares through their administrator and submit to the Company the relevant certificate of their shares being blocked issued by the Central Securities Depository in order to participate in the first Annual General Meeting along with any documents of their representation.

b. Those Shareholders (owners of dematerialized shares) who do not act through an administrator but are registered in the special account administered by the Central Securities Depository, should block their shares by a relevant declaration made directly to the Central Securities Depository and submit to PPC S.A. the aforementioned certificate along with any documents of their representation.

c. It is clarified that Shareholders who do not submit the aforesaid certificate of notional deposit within the designated time shall not be admitted to the first Annual General Meeting.

Athens, May 8, 2003

By order of the Board of Directors

Dimitrios Papoulias
Chairman of the Board of Directors



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 1 88 / 8.5.2003


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH., D.C. 207 SECTION

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding our Audit Department.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice

PUBLIC POWER CORPORATION SA

NOTICE

The Board of Directors' of PUBLIC POWER CORPORATION S.A. by its resolution No 78/22.4.2003, approved the statutes of operation of PPC's Internal Audit Department by which the rules and terms of its function are set.